SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Valeritas Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

91914N 202

(CUSIP Number)

Andrei Dorenbaum

Capital Royalty L.P.

1000 Main St. Suite 2500

Houston, TX 77002

(713) 209-7350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 91914N 202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Capital Royalty L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,685,969(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,685,969(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,685,969(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.7%(2)(3)
14.	Type of Reporting Person (See Instructions) IA

(1)	Common stock acquired in the Issuer’s initial public offering was purchased with working capital of the Funds (defined herein), while common stock underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt held by the Funds into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). See Item 3 herein for further discussion on source of funds.
(2)	Includes 2,500,000 shares of common stock of the Issuer underlying 2,500,000 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock became convertible into one of Issuer’s Common Stock for no additional consideration upon the completion of the Issuer’s initial public offering.

(3)	Based upon 9,639,585 shares of stock of the Issuer outstanding, which includes 6,889,585 shares of common stock and 2,750,000 shares of Series A Convertible Preferred Stock outstanding immediately after the Issuer’s initial public offering, as reported in the Issuer’s Prospectus filed on March 24, 2017 (Registration No. 333-215897).

CUSIP No. 91914N 202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Capital Royalty Partners II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 850,334(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 850,334(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 850,334(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)	Common stock acquired in the Issuer’s initial public offering was purchased with working capital, while common stock underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). See Item 3 herein for further discussion on source of funds.
(2)	Includes 273,648 shares of common stock of the Issuer underlying 273,648 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock became convertible into one of Issuer’s Common Stock for no additional consideration upon the completion of the Issuer’s initial public offering.

(3)	Based upon 9,639,585 shares of stock of the Issuer outstanding, which includes 6,889,585 shares of common stock and 2,750,000 shares of Series A Convertible Preferred Stock outstanding immediately after the Issuer’s initial public offering, as reported in the Issuer’s Prospectus filed on March 24, 2017 (Registration No. 333-215897).

CUSIP No. 91914N 202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Capital Royalty Partners II (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 307,478(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 307,478(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,478(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)	Common stock acquired in the Issuer’s initial public offering was purchased with working capital, while common stock underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). See Item 3 herein for further discussion on source of funds.
(2)	Includes 96,705 shares of common stock of the Issuer underlying 96,705 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock became convertible into one of Issuer’s Common Stock for no additional consideration upon the completion of the Issuer’s initial public offering.

(3)	Based upon 9,639,585 shares of stock of the Issuer outstanding, which includes 6,889,585 shares of common stock and 2,750,000 shares of Series A Convertible Preferred Stock outstanding immediately after the Issuer’s initial public offering, as reported in the Issuer’s Prospectus filed on March 24, 2017 (Registration No. 333-215897).

CUSIP No. 91914N 202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Capital Royalty Partners II Parallel Fund “A” L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 951,455(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 951,455(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 951,455(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)	Common stock acquired in the Issuer’s initial public offering was purchased with working capital, while common stock underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). See Item 3 herein for further discussion on source of funds.

(2)	Includes 306,397 shares of common stock of the Issuer underlying 306,397 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock became convertible into one of Issuer’s Common Stock for no additional consideration upon the completion of the Issuer’s initial public offering.
(3)	Based upon 9,639,585 shares of stock of the Issuer outstanding, which includes 6,889,585 shares of common stock and 2,750,000 shares of Series A Convertible Preferred Stock outstanding immediately after the Issuer’s initial public offering, as reported in the Issuer’s Prospectus filed on March 24, 2017 (Registration No. 333-215897).

CUSIP No. 91914N 202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,010,062(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,010,062(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010,062(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.6%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)	Common stock acquired in the Issuer’s initial public offering was purchased with working capital, while common stock underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). See Item 3 herein for further discussion on source of funds.

(2)	Includes 1,323,001 shares of common stock of the Issuer underlying 1,323,001 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock became convertible into one of Issuer’s Common Stock for no additional consideration upon the completion of the Issuer’s initial public offering.
(3)	Based upon 9,639,585 shares of stock of the Issuer outstanding, which includes 6,889,585 shares of common stock and 2,750,000 shares of Series A Convertible Preferred Stock outstanding immediately after the Issuer’s initial public offering, as reported in the Issuer’s Prospectus filed on March 24, 2017 (Registration No. 333-215897).

CUSIP No. 91914N 202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Parallel Investment Opportunities Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC, OO(1)
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,566,640(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,566,640(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,566,640(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3%(2)(3)
14.	Type of Reporting Person (See Instructions) PN, OO

(1)	Common stock acquired in the Issuer’s initial public offering was purchased with working capital, while common stock underlying the Series A Convertible Preferred Stock was acquired as a result of the conversion of certain of the Issuer’s debt into Series A Convertible Preferred Stock pursuant to the Purchase Agreement (defined herein). See Item 3 herein for further discussion on source of funds.

(2)	Includes 500,250 shares of common stock of the Issuer underlying 500,250 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock became convertible into one of Issuer’s Common Stock for no additional consideration upon the completion of the Issuer’s initial public offering.
(3)	Based upon 9,639,585 shares of stock of the Issuer outstanding, which includes 6,889,585 shares of common stock and 2,750,000 shares of Series A Convertible Preferred Stock outstanding immediately after the Issuer’s initial public offering, as reported in the Issuer’s Prospectus filed on March 24, 2017 (Registration No. 333-215897).

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Valeritas Holdings, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 750 Route 202 South, Suite 600, Bridgewater, NJ 08807.

Item 2. Identity and Background

(a) The Shares reported herein are held by certain funds (the “Funds”) for which Capital Royalty L.P., a Delaware limited partnership (“Capital Royalty”), serves as the investment manager. The Funds are the following: (i) Capital Royalty Partners II L.P., a Delaware limited partnership; (ii) Capital Royalty Partners II (Cayman) L.P., a Cayman Islands exempted limited partnership; (iii) Capital Royalty Partners II Parallel Fund “A” L.P., a Delaware limited partnership; (iv) Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P., a Cayman Islands exempted limited partnership; and (v) Parallel Investment Opportunities Partners II, L.P., a Delaware limited partnership

Capital Royalty and the Funds are each referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of Capital Royalty and the Funds is1000 Main St. Suite 2500 Houston, TX 77002.

(c) The principal business of Capital Royalty and the Funds is healthcare-focused investments.

(d) Neither Capital Royalty nor the Funds has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Capital Royalty nor the Funds has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) With respect to the citizenship of each Reporting Person, see Item 6 on the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration

The Shares purchased in the Issuer’s initial public offering were acquired at an aggregate purchase amount of $40,000,000.00 with working capital of the Funds. The Series A Convertible Preferred Stock was acquired pursuant to a Series A Preferred Stock Purchase Agreement entered into on March 22, 2017 by and among the Issuer, the Funds and WCAS Capital Partners IV, L.P. (the “Purchase Agreement”), which provided for the conversion of an aggregate $27.5 million of outstanding principal amount of the Issuer’s debt into an aggregate amount of 2,750,000 Series A Convertible Preferred Stock. Under the Purchase Agreement, $25.0 million of the Issuer’s debt held by the Funds was converted into 2,500,000 shares of Series A Convertible Preferred Stock.

In connection with the Issuer’s private placement financing in September 2015, 14,393,596 shares of Series AB Preferred Stock were issued to the Funds. During February, March and April of 2016, the Funds exercised warrants with respect to 5,900,000 Series AB Preferred Stock for aggregate consideration of $7,375,000. Immediately prior to the Issuer’s 2016 reverse merger transaction, all outstanding shares of Series AB Preferred Stock were converted to common stock at conversion rate of 0.02982. All outstanding warrants that were not exercised were cancelled immediately prior to such reverse merger transaction.

Item 4. Purpose of Transaction

The Reporting Persons have acquired beneficial ownership of the Shares for investment purposes, and such acquisition has been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose of or otherwise deal in the Shares at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Shares, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer or otherwise. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity objectives and other investment considerations. Furthermore, the Reporting Persons may from time to time discuss various matters with management and directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

The Reporting Persons have no current intention to propose changes in the Issuer’s operations, governance or capitalization, or to propose one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or to acquire additional Shares or dispose of all the Shares beneficially owned, in the public market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

a)	The Reporting Persons beneficially own:

(i)	Capital Royalty Partners II L.P. directly owns 850,334 Shares representing 8.8% of all of the outstanding Shares, which includes 273,648 Shares underlying Series A Convertible Preferred Stock.

(ii)	Capital Royalty Partners II (Cayman) L.P. directly owns 307,478 Shares representing 3.2% of all of the outstanding Shares, which includes 96,705 Shares underlying Series A Convertible Preferred Stock.

(iii)	Capital Royalty Partners II Parallel Fund “A” L.P. directly owns 951,455 Shares representing 9.8% of all of the outstanding Shares, which includes 306,397 Shares underlying Series A Convertible Preferred Stock.

(iv)	Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P. directly owns 4,010,062 Shares representing 41.6% of all of the outstanding Shares, which includes 1,323,001 Shares underlying Series A Convertible Preferred Stock.

(v)	Parallel Investment Opportunities Partners II, L.P. directly owns 1,566,640 Shares representing 16.3% of all of the outstanding Shares, which includes 500,250 Shares underlying Series A Convertible Preferred Stock.

(vi)	Capital Royalty, as investment manager for each of the Funds, may be deemed to beneficially own 7,685,969 Shares representing 79.7% of all of the outstanding Shares, which includes 2,500,000 Shares underlying Series A Convertible Preferred Stock.

The percentages of Shares owned the Reporting Persons are based upon 9,639,585 Shares outstanding, which includes 6,889,585 shares of common stock and 2,750,000 shares of Series A Convertible Preferred Stock outstanding immediately after the Issuer’s initial public offering, as reported in the Issuer’s Prospectus filed on March 24, 2017 (Registration No. 333-215897).

b)	With respect to the number of Shares each Reporting Person has the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition of and shared power to dispose or to direct the disposition of, see Items 7, 8, 9 and 10, respectively, on the cover pages hereto.

c)	A list of transactions in the Shares that were effected by the Reporting Persons during the past 60 days is attached as Exhibit A hereto and is incorporated herein by reference.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

In connection with the Issuer’s initial public offering, the Reporting Persons entered into a lock-up agreement that, subject to limited exceptions, prohibits the Reporting Persons from offering for sale, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lending, or otherwise transferring or disposing of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares; or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, for a period of 180 days following March 22, 2017.

The description of the above agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of such agreement, which is filed as part of this Schedule 13D and incorporated by reference herein.

Term Loan

On May 23, 2013, the Issuer and certain Reporting Persons entered into a term loan agreement (the “Term Loan”) of $50.0 million structured as a senior secured loan with a six-year term. The Term Loan is secured by substantially all of the Issuer’s assets, including its material intellectual property. The Term Loan bears interest at 11% per annum and compounds annually.

On February 9, 2017, the Term Loan was amended in order to (i) extend the interest only-period of the Term Loan by one year to March 31, 2022 from March 31, 2021; (ii) extend the time required prior to the initial required cash interest payments by one year to June 30, 2019 from June 30, 2018; (iii) extend the deadline for full payment under the Term Loan to March 31, 2022 from March 31, 2021; and (iv) reduce the minimum cash and cash equivalent requirements to $2.0 million from the previous requirement of $5.0 million.

Pursuant to the Purchase Agreement, the Issuer and the Funds agreed to convert $25 million of the outstanding principal amount of the Issuer’s debt held by the Funds, including the Term Loan, into 2,500,000 shares of the Issuer’s to-be designated Series A Convertible Preferred Stock. Upon completion of the Issuer’s initial public offering, each share of Series A Convertible Preferred Stock became convertible into one share of the Issuer’s common stock.

Contemporaneously with the execution of the Purchase Agreement, the Issuer, the Funds and WCAS Capital Partners IV, L.P. also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed, at the election of the holders of a majority of the Registrable Securities (as defined in the Registration Right Agreement) then outstanding at any time at least 90 days after the closing of the conversion, to file a registration statement with the SEC within 90 days after the initial request to register 100% of the number of Shares issuable upon conversion of the Series A Convertible Preferred Stock.

The descriptions of the above agreements do not purport to be complete descriptions and are qualified in their entirety by reference to the full text of such agreements, which are filed as part of this Schedule 13D and incorporated by reference herein.

Voting Agreement

On January 29, 2016, the Issuer, the Funds and the other parties thereto entered into a Third Amended and Restated Voting Agreement (the “Voting Agreement”), pursuant to which the parties thereto agreed, among other things, to vote their Shares as may be necessary to elect three directors to the board of directors of the Issuer designated by Capital Royalty Partners II L.P. or its Affiliates (as defined in the Voting Agreement) for so long as such persons continue to beneficially own any Shares. Luke Düster, who is a managing director at Capital Royalty, has served as a member of the Issuer’s board of directors since January 2016 pursuant to the Voting Agreement.

The Voting Agreement also provides for certain transfer restrictions as well as drag-along and tag-along rights with respect to the Shares.

The description of the Voting Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of such agreement, which is filed as part of this Schedule 13D and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Transactions in Shares that were effected by the Reporting Persons during the past sixty days

Exhibit B	Joint Filing Agreement

Exhibit C	Form of Lock-Up and No Short Selling Agreement between the Issuer and the officers, directors and shareholders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit D	Term Loan Agreement, dated May 24, 2013, by and between Valeritas, Inc., Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II L.P., as lenders, and the guarantors party thereto (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit E	Second Amended and Restated Term Loan Agreement, dated as of May 3, 2016, by and between Valeritas, Inc., a borrower, Valeritas Holdings, Inc., as Guarantor, Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Parallel Investment Opportunities Partners II L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P., Capital Royalty Partners II (Cayman) L.P., as lenders, and the guarantors party thereto (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit F	Amendment No. 1 to Second Amended and Restated Term Loan Agreement, dated as of February 9, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit G	Series A Preferred Stock Purchase Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit H	Registration Rights Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit I	Third Amended and Restated Voting Agreement, dated as of January 29, 2016, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and the other parties thereto.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017

Capital Royalty L.P.

Capital Royalty Partners II L.P.

Capital Royalty Partners II (Cayman) L.P.

Capital Royalty Partners II Parallel Fund “A” L.P.

Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P.

Parallel Investment Opportunities Partners II, L.P.

By:	/s/ Andrei Dorenbaum

Authorized signatory for Capital Royalty L.P.,

Capital Royalty Partners II L.P.,

Capital Royalty Partners II (Cayman) L.P.,

Capital Royalty Partners II Parallel Fund “A” L.P.,

Capital Royalty Partners II Parallel Fund “B” (Cayman) L.P.,

and Parallel Investment Opportunities Partners II, L.P.

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by the Reporting Persons during the past sixty days

Exhibit B	Joint Filing Agreement

Exhibit C	Form of Lock-Up and No Short Selling Agreement between the Issuer and the officers, directors and shareholders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit D	Term Loan Agreement, dated May 24, 2013, by and between Valeritas, Inc., Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P. and Parallel Investment Opportunities Partners II L.P., as lenders, and the guarantors party thereto (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit E	Second Amended and Restated Term Loan Agreement, dated as of May 3, 2016, by and between Valeritas, Inc., a borrower, Valeritas Holdings, Inc., as Guarantor, Capital Royalty Partners II L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Parallel Investment Opportunities Partners II L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P., Capital Royalty Partners II (Cayman) L.P., as lenders, and the guarantors party thereto (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 filed on February 6, 2017)

Exhibit F	Amendment No. 1 to Second Amended and Restated Term Loan Agreement, dated as of February 9, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit G	Series A Preferred Stock Purchase Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit H	Registration Rights Agreement, dated as of February 14, 2017, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and WCAS Capital Partners IV, LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 21, 2017)

Exhibit I	Third Amended and Restated Voting Agreement, dated as of January 29, 2016, by and among the Issuer, Capital Royalty Partners II L.P., Parallel Investment Opportunities Partners II, L.P., Capital Royalty Partners II—Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P. and the other parties thereto.